Via EDGAR (Correspondence)

May 27, 2010

William Friar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement

File No. 001-07511

Dear Mr. Friar:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of May 3, 2010 (the “Comment Letter”), regarding the above-referenced Form 10-K and definitive proxy statement (the “Proxy Statement”).

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each comment.

Form 10-K

Risk Factors, page 5

1.	Revise the risk factors, in future filings, to provide quantification to many of the risks. For example,

•	in the counterparty risk on page 8 include the aggregate counterparty risk and name any counterparty who has more than 10% of the outstanding risk;
•	in the carryover paragraph at the bottom of page 9, note the difference between fair value and liquidation;
•	at the top of page 10, disclose the amount complainants have demanded;
•	on page 10 disclose the unrealized losses; and,
•	on page 15 disclose the aggregate redemptions and investment in collateral pools.

Aggregate Counterparty Risk and Disclosure of Certain Counterparties

In the normal course of our business, we have material short-term risk exposure to counterparties that we deem to be of high credit quality. All large, systemically important financial institutions share this risk exposure. Given the nature of and volumes associated with our business, particularly our custodial, trading and treasury operations, these exposures tend to be short-term in duration, frequently intra-day or overnight. Generally, our exposures to these counterparties are protected by security interests or other form of creditor protection. In addition, the counterparties (including those to which our exposure exceeds 10% of our consolidated total shareholders’ equity) and associated positions are variable.

In response to a prior comment letter from the Staff dated May 8, 2009 (the “May 2009 Letter”), we revised this risk factor disclosure to provide further context with respect to the nature of our counterparty risk, including the indication that at any point in time we could have one or more counterparties to which our exposure exceeds 10% of our total shareholders’ equity. We do not believe that specific identification of such counterparties or further disclosure of aggregate counterparty risk would materially assist investors in understanding this risk. Further, as we noted in our June 11, 2009 response to the Staff’s May 2009 Letter, we do not believe that type of disclosure is consistent with industry practice, and we continue to believe such additional disclosures could be misleading to financial statement users.

Our material counterparty exposures change daily, and the counterparties to which our risk exposure exceeds 10% of our consolidated total shareholders’ equity are also variable during any reported period. Further, our exposure to such counterparties generally results from our role as agent to numerous entities affiliated with that counterparty. These affiliated entities and our risk exposures to them are also variable. As such, further disclosure about aggregate counterparty risk and identification of specific counterparties at any point in time would not provide meaningful or reliable measures of our risk exposures by the time our financial statements are issued. In addition, due to the aforementioned variable nature of our counterparty exposures, we believe it would be difficult to meaningfully analyze relevant trends or patterns of exposure from a period-over-period comparative analysis of our aggregate counterparty risk or the specific counterparties representing such risk. Finally, we believe that voluntary disclosure of individual counterparties could lead financial statement users to over-estimate the risk of loss to State Street, given the extremely remote probability of an instantaneous default of a systemically important financial institution without warning or the opportunity to intervene in an effort to limit our exposure prior to such a default.

Fair Value Compared to Liquidation Value of Certain Real Estate Loans

We quantified the risk to us if we do not recover the amounts believed owed to us under our Lehman bankruptcy claims in the last sentence of the first carry-over paragraph on page 10. The bankruptcy court’s assessment of the difference between the fair value and liquidation value of the commercial real estate loans is one of several significant factors that could affect our ability to recover amounts owed to us. We believe that further quantification of the liquidation value assigned to these loans could result in an unbalanced, potentially misleading weighting of the various factors affecting the bankruptcy court’s assessment of our claims. We note that we provide further disclosure of the related provision for loan losses, our estimate of the fair value of these real estate loans and the other asset-backed securities acquired from our customers elsewhere in our Form 10-K (as well as in our subsequently filed Quarterly Report on Form 10-Q for the first quarter of 2010 (the “Q1 Form 10-Q”)). We believe that these disclosures (along with their future updates) provide further context to assess our risks related to the outcome of the Lehman bankruptcy proceedings. We will add a cross-reference to these disclosures in our risk factor disclosures, as appropriate, in future filings.

Disclosure of Amounts Complainants have Demanded

Regarding the Staff’s comment for further disclosure concerning amounts complainants have demanded in connection with indemnification claims, we note that we previously disclosed on page 9 of our Annual Report on Form 10-K for the year ended December 31, 2008 and on page 7 of our Current Report on From 8-K filed with the Commission on May 18, 2009 that we indemnified $1 billion of obligations following the Lehman bankruptcy. We did not include this amount in risk factor risk factor disclosures included in our subsequent filings with the Commission as the amount had been previously indemnified, and we do not believe that further disclosure of the amount is material to an understanding of the current and future risks to us relating to the Lehman bankruptcy proceedings.

Disclosure of Unrealized Losses

We believe that the amount of unrealized losses on investment securities, and our process associated with the determination for which other-than-temporary impairment is recorded is best understood in the broader discussion of our net gains (losses) related to investment securities provided in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) sections of our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. We will add a cross-reference to these disclosures in our risk factor disclosures, as appropriate, in our future filings.

Aggregate Redemptions and Investment in Collateral Pools

Redemption and subscription activity in the collateral pools generally is effected in connection with three types of transactions which occur in the normal course of operations of the pools: (i) subscriptions when a participant in the program places additional securities on loan, with the cash collateral being used to subscribe to new units in the collateral pools; (ii) redemptions when a borrower returns, or a participant recalls, loaned securities and the participant in the program is required to return cash collateral to the borrower and redeem units of the collateral pools to fund such return; and (iii) redemptions or purchases as participants and borrowers under the program satisfy their respective obligations either to return collateral or provide additional collateral as the market value of the loaned securities change on a daily basis. As a result of these transaction types, substantial redemption and subscription activity occurs on a daily basis, and on an annual basis this activity is several times the overall size of the collateral pool. We do not believe that information with respect to the overall level of subscription and redemption activity in the collateral pools is useful disclosure to investors and that disclosure of such information, without further context, could lead to a misunderstanding of the relevant risk.

2.	Supplementally provide the staff with details of the last risk factor on page 14. In this regard, and with a view towards additional disclosure in future filings, provide us with the name of the party and details as to how the redemption was initially allowed, the amount, how it was caught, and, when the in kind redemption was done and that amount.

We referenced this matter in the risk factor disclosure noted by the Staff as an example of the type of potential risks related to the redemption restrictions described in the risk factor, rather than as a discussion of the specific matter. We therefore did not include all of the detail requested in the Staff’s comment, as we did not believe it to be material to an overall understanding of the relevant risk.

Interest revenue, page 43

3.	Reference is made to the second paragraph on page 44. In future filings, please disclose the par value of the assets, the carrying amount and how much of the difference has been accreted to date and in the reporting period.

In response to the Staff’s comment, the “Net Interest Revenue” section of the MD&A provided in our Q1 Form 10-Q included the following additional disclosure on page 13 thereof (emphasis added):

In May 2009, we elected to take action that required the consolidation onto our balance sheet, for financial reporting purposes, of the assets and liabilities of the asset-backed commercial paper conduits that we sponsored and administered. Upon consolidation, the aggregate fair value of the conduits’ investment securities of approximately $16.6 billion was established as their carrying amount, resulting in a $6.1 billion discount to the assets’ aggregate par value of approximately $22.7 billion. To the extent that the expected future cash flows from the securities exceed their carrying amount, the portion of the discount not related to credit will accrete into interest revenue over the securities’ remaining terms.

The timing and ultimate recognition of this accretion will depend on factors including future credit conditions and the timing of underlying collateral prepayment, the predictability of which are uncertain, particularly in light of financial market conditions. Subsequent to the consolidation, we have recorded discount accretion in interest revenue of $833 million, composed of $621 million in 2009 and $212 million in the first quarter of 2010. We anticipate that discount accretion will continue to be a material component of our net interest revenue for 2010 and future years. Because the rate of recognition of discount accretion is dependent, in part, on the factors described above, which are beyond our control, the volatility of our net interest revenue may increase.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Loans and Lease Financing, page 62

4.	We note your disclosure that a portion of your commercial real estate loans are 90 days or more contractually past-due, but are not reported as past-due because the interest earned on these loans is based upon an accretable yield resulting from your expectations with respect to future cash flows and not the contractual payment terms. We also note that as of December 31, 2009 you had $2.3M of acquired commercial real estate loans classified as non-accrual as compared to no non-accrual loans during any previous period. Please address the following:

•

We note disclosure on page 47 that $124M of the $149M provision recorded during the period related to certain of the commercial real estate loans acquired as a result of indemnified repurchase agreements with an affiliate of Lehman Bros in addition to your disclosure on page 64 that net loan charge-offs were $88M. Clarify whether you would classify your acquired commercial loans as non-accrual in the future once you determine that an allowance for loan losses is required for those loans. If not, tell us when you would report these loans as non-performing.

•

Tell us how you determined the $2.3M loan to be non-accrual and compare and contrast this non-accrual loan to the remainder of your acquired commercial loan portfolio that had evidence of credit deterioration at origination, specifically including the $600M aforementioned loans acquired from an affiliate of Lehman Bros.

•

We also note that in your Q4 2009 Earnings Call on January 20, 2010 you mentioned an acquired loan with a remaining carrying value of approximately $50M for which you recorded a provision during the year based upon your expectation of future cash flows. You further stated that this loan was not deemed to be non-performing. Please tell us the acquired loan’s fair value, the provision for loan loss recorded during 2009, and how you determined this loan was not non-performing as of December 31, 2009. Additionally, tell us at what point this loan would be considered either non-accrual or non-performing.

Please refer to ASC 310-30-35 and consider revising your non-accrual policy in future filings to specifically address acquired loans.

Classification of Acquired Commercial Loans

Our acquired commercial real estate loan portfolio is accounted for under the provisions of ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. ASC 310-30 requires us to make periodic estimates of expected future cash flows, and it states that if the timing and amount of cash flows expected to be collected can be reasonably estimated, we shall use those cash flows to recognize interest income on the loan. If there is an increase in our future cash flow estimate, we would recognize that increase over the remaining term of the loan as a yield increase. If there is a decrease in our future cash flow estimate, we would establish an allowance for loan losses and maintain the accretable yield on those loans. In accordance with ASC 310-30 and our accounting policy with respect to non-accrual loans, we would place our acquired commercial loans on non-accrual status in the future if and when we were unable to reasonably estimate the loans’ future cash flows.

Information Regarding $2.3 Million Acquired Commercial Real Estate Loan

With respect to the $2.3 million acquired commercial real estate loan classified as non-accrual as of December 31, 2009, we determined that loan to be non-accrual during 2009 when the borrower ceased making payments and there was no indication that we were likely to receive any future payments on that loan. Accordingly, as we were unable to reasonably estimate cash flows on this loan, we reduced the carrying value of the loan to $0. In contrast, as of December 31, 2009, our best estimate of future cash flows on the remainder of our acquired commercial loan portfolio indicated that we expected to receive payments on those loans in the future, and therefore we continued to recognize interest revenue on those loans in accordance with ASC 310-30 based on our cash flow projections.

Information Regarding $50 Million Acquired Commercial Real Estate Loan

The acquired commercial real estate loan for which we recorded a $26.5 million provision for loan losses during 2009 had a carrying value of $50 million as of December 31, 2009. We determined that the loan was performing as of December 31, 2009 because, based on the available information at that time, we had an expectation of future cash flows on that loan. Given the uncertainty of the borrower negotiations during the first quarter of 2010, it became apparent that these negotiations were unlikely to result in a successful restructuring and that our collection of interest on the loan was uncertain. Accordingly, we placed the loan on non-accrual status during the first quarter of 2010.

Revisions to Non-Accrual Policy

In response to the Staff’s comment, the “Financial Condition – Loans and Lease Financing” section of the MD&A provided in our Q1 Form 10-Q included the following additional disclosure on page 25 thereof:

The commercial real estate loans were acquired in 2008 pursuant to indemnified repurchase agreements. These loans, which are primarily collateralized by direct and indirect interests in commercial real estate, were recorded at their then-current fair value, based on management’s expectations with respect to future collection of principal and interest using appropriate market discount rates as of the date of acquisition. This acquired loan portfolio is accounted for under the provisions of ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (formerly AICPA Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer). The provisions of ASC Topic 310-30 require management to periodically estimate the loans’ expected future cash flows, and if the timing and amount of cash flows expected to be collected can be reasonably estimated, these cash flows are used to record interest revenue on the loans. If the loans’ expected future cash flows increase, the increase is recorded over the remaining terms of the loans as an increase to the loans’ yield. If expected future cash flows decrease, an allowance for loan losses is established and the accretable yield on the loans is maintained. In accordance with ASC Topic 310-30 and our accounting policy with respect to non-accrual loans, we would place these acquired commercial real estate loans on non-accrual status in the future if and when we were unable to reasonably estimate their expected future cash flows.

5.	As a related matter, please revise your future filings here in the MD&A and in your financial statement footnotes to further disaggregate loans included in commercial and financial category for both U.S. and non-U.S. loans. Please refer to Item III(A) of Industry Guide 3.

In response to the Staff’s comment, the tabular disclosures presented in the “Financial Condition – Loans and Lease Financing” section of the MD&A and in note 3 to our consolidated financial statements in our Q1 Form 10-Q were revised as set forth on pages 24 and 55 thereof. Such tables are materially identical. For the Staff’s convenience, the revised table provided in our Q1 Form 10-Q is below:

(In millions)	March 31, 2010	December 31, 2009
Commercial and financial:
Institutional and corporate:
U.S.	$3,591	$3,938
Non-U.S.	114	100
Securities settlement:
U.S.	2,103	1,614
Non-U.S.	1,119	458
Commercial real estate:
U.S.	596	600

Total commercial and financial	7,523	6,710

Purchased receivables:
U.S.	767	786
Non-U.S.	1,499	1,596
Other:
U.S.	916	—
Lease financing:
U.S.	409	408
Non-U.S.	1,222	1,308

Total loans	12,336	10,808
Less allowance for loan losses	(91)	(79)

Net loans	$12,245	$10,729

Note 3. Investment Securities, page 94

6.	We note in the table on page 96 that your sub-prime asset backed securities, with an amortized cost of $5B, have gross unrealized loss of $1.9B as of December 31, 2009, with almost all the losses greater than 12 months. It appears that these securities have been in an unrealized loss position greater than 24 months as of December 31, 2009. We also note from Exhibit 99.2 of your Form 8-K filed on January 20, 2010, that 44% of these securities are rated below investment grade (<BBB) as of December 31, 2009. Since these securities have significant credit risk, please address the following:

•

Tell us and revise future filings to disclose whether any of the credit-related other-than-temporary impairment loss recorded during the year related to these securities as it’s not clear from your disclosure on page 97.

•

Tell us and revise future filings to provide an enhanced discussion of your analysis of sub-prime asset backed securities with significant unrealized losses over twelve months for purposes of identifying credit impairment, including those rated below investment grade, for which you determined that an other-than-temporary loss was not required.

•	Tell us how you considered the increases in the key assumptions of cumulative loss estimates and loss severity as disclosed on page 98 in your other-than-temporary impairment loss analysis.
•

Tell us how you considered in your other-than temporary impairment loss analysis the credit enhancement amounts, as provided in slide 7 of the above-mentioned Exhibit 99.2 of your Form 8-K, which have decreased slightly from 42.7% as of December 31, 2008, to 40.9% as of December 31, 2009. Further, explain to us how these amounts are determined for sub-prime asset backed securities, considering your definition of credit enhancement on slide 21 of Exhibit 99.2 that “CE can include excess spread for the most recent year, over-collateralization, cash reserves, and subordination.”

Credit-Related Other-Than-Temporary Impairment Related to Asset-Backed Securities

The total credit-related other-than-temporary impairment loss we recorded during the year ended December 31, 2009 was $277 million. Approximately $30 million of this total impairment loss related to subprime asset-backed securities. To the extent that certain asset classes represent a material component of any future loss, we will revise our future filings to provide additional information regarding other-than-temporary impairment losses relating to these asset classes, including, as appropriate, sub-prime asset-backed securities.

Analysis of Sub-Prime Asset-Backed Securities with Significant Unrealized Losses

We believe that the duration of a market value decline and/or ratings downgrade is an indicator of potential other-than-temporary impairment, but these factors do not directly give rise to the recognition of a credit loss. As we noted in our Q1 Form 10-Q, for recent vintages of U.S. mortgage-backed securities (in particular, sub-prime first-lien mortgages, “Alt-A” mortgages and home equity lines of credit originating in 2006 and 2007 that have significant unrealized losses as a percentage of their amortized cost), credit impairment is assessed using cash flow models, tailored for each security, that estimate the future cash flows on the underlying mortgages, using the security-specific collateral and transaction structure. Estimates of future cash flows are subject to management’s judgment. The future cash flows and performance of our portfolio of U.S. mortgage-backed securities depend on numerous factors, including, but not limited to, the condition of the U.S. economy, the condition of the U.S. residential mortgage markets, the level of loan defaults, prepayments and loss severities. Management’s estimates of future losses also consider the underwriting and historical performance of our specific securities.

Loss rates are determined for each security and take into consideration collateral type, vintage, borrower profile, third-party guarantees, current levels of subordination, geography and other factors. By using these factors, management develops a roll-rate analysis to identify securities that may experience future expected credit losses based on current delinquencies and expected future loss trends. Assumptions around prepayment rates, cumulative loss estimates, loss severity and peak-to-trough housing price declines are used by management to identify and measure potential credit losses for those securities which are subject to further analysis of potential credit losses. In addition, in measuring expected credit losses, individual characteristics of each security are examined to determine whether there are any additional factors that would increase or mitigate the expected loss. Once losses are determined, the timing of the loss will also affect the ultimate determination of the other-than-temporary impairment, since the loss is ultimately subject to a discount commensurate with the purchase yield of the security. We will include enhanced disclosure relating to the foregoing in the discussion of our sub-prime asset-backed securities in our future filings.

Key Assumptions of Cumulative Loss Estimates and Loss Severity

Each month management assesses the assumptions used in the sub-prime asset-backed security loss analysis. Over the course of 2009, management increased its loss estimates consistent with the continued deterioration of the performance of the pools of loans underlying the sub-prime securities and taking into consideration the loss forecasts/expectations for sub-prime mortgages as published by other market participants. These loss estimates are disclosed in the footnotes to our financial statements. While we acknowledge that loss estimates and loss severity have increased, as noted in Slide 7 of Exhibit 99.2 furnished in our Current Report on Form 8-K filed on January 20, 2010, we continued to maintain an average credit enhancement of 40.9%. While loss estimates increased for certain securities, we concluded that the specific security structures maintained sufficient credit enhancement to absorb management’s best estimate of expected credit losses in the sub-prime collateral underlying those structures and still enable us to recover the cost basis of our investment in those structures. For asset-backed securities, the level of credit enhancement is a significant factor in the overall determination of whether a credit loss exists in each specific security we hold.

Credit Enhancement

The credit enhancement value presented for sub-prime securities includes over-collateralization, cash reserves, and subordination as reported by an independent third-party and reviewed by management. The value presented is the weighted-average value based upon book value of the credit enhancement across the sub-prime securities. The credit enhancement value is taken into account monthly through the loss analysis as described above.

Note 10. Commitments and Contingencies, page 110

7.	We note your disclosures under Legal Proceedings regarding the various litigation matters the Company is exposed to. We also note that in the majority of these situations, you have not disclosed either:

a)	the possible loss or range of loss; or

b)	a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

In response to the Staff’s comment, the first paragraph under the heading “Legal Proceedings” appearing in Note 6 to the consolidated financial statements in our Q1 Form 10-Q includes the following final sentence:

Except where otherwise noted below, we have not recorded a reserve with respect to the claims discussed, and do not believe that potential exposure, if any, as to any matter discussed can be reasonably estimated.

Proxy Statement

Executive Compensation, page 29

8.	Revise, in future filings, to disclose the aggregate fees paid to the compensation consultants Hewitt Associates, Towers Watson and McLagan Partners, i.e., aggregate fees, required by Item 407(e)(3)(iii)(A) of Regulation S-K.

We supplementally inform the Staff that disclosure of fees paid to compensation consultants was not required to be included in the Proxy Statement pursuant to Item 407(e)(3)(iii)(A) of Regulation S-K because either (i) the amount of additional services provided to State Street or its affiliates by the relevant compensation consultant or its affiliates during 2009 did not exceed $120,000 or (ii) the role of the relevant compensation consultant was limited to providing information that either is not customized for State Street or is customized based on parameters that are not developed by the compensation consultant and about which the relevant compensation consultant does not provide advice. In future filings, as applicable, we will disclose such information to the extent disclosure is required.

* * * * *

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-8697 or David A. Guy, Senior Vice President and Director of External Reporting and Accounting Policy, at 617-664-0595, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ James J. Malerba

James J. Malerba

Executive Vice President,

Corporate Controller and

Chief Accounting Officer